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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940**

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

1. Name and Address of Reporting Person* Amos, Norman E. *(Last) (First) (Middle)* The Lamson & Sessions Co. 25701 Science Park Drive *(Street)* Cleveland, Ohio 44122 *(City) (State) (Zip)*	**2. Issuer Name and Ticker or Trading Symbol** The Lamson & Sessions Co. LMS **4. Statement for Month/Day/Year** 2/18/2003 **6. Relationship of Reporting Person(s) to Issuer** *(Check All Applicable)* ☐ Director ☐ 10% Owner ☒ Officer *(give title below)* ☐ Other *(specify below)* Vice President - Supply Chain Management	**3. I.R.S. Identification Number of Reporting Person, if an entity** *(Voluntary)* **5. If Amendment, Date of Original** *(Month/Day/Year)* **7. Individual or Joint/Group Filing** *(Check Applicable Line)* ☒ Form Filed by One Reporting Person ☐ Form Filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			

Page 2

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3A. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	V	(A)	(D)
STOCK OPTION (Right to Buy Common Stock)	$3.440	02/18/03		A ***		12,000	

Page 3

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)*	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
***	02/18/13	COMMON STOCK	12,000		12,000	D	

Explanation of Responses:

***Grant to reporting person of option to buy shares of the Company's Common Stock, exercisable over three years as follows: one-third on February 18, 2004; one-third on February 18, 2005; and one-third on February 18, 2006, with number of shares vested in each year rounded to the nearest whole share.

/s/ Aileen Liebertz	2/20/2003
**Signature of Reporting Person Aileen Liebertz, Attorney-in-Fact for Norman E. Amos	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.